

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 29, 2008

Via U.S. Mail

Mr. Kenneth R. Meyers
Chief Financial Officer
Telephone and Data Systems, Inc.
30 North LaSalle Street
Chicago, IL 60602

> **RE: Telephone and Data Systems, Inc.**
> **Form 10-K for the Year ended December 31, 2006**
> **Filed June 19, 2007**
> **File No. 001-14157**

Dear Mr. Meyers:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

/s/ Larry Spirgel
Assistant Director

Cc: Alfred N. Sacha
Sidley Austin LLP
Via facsimile: (312) 853-7036